# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ETHZilla Corp, CIK 0001690080
CUSIP: 68236V401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, Florida (FL), 33480
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001214822

## Reporting persons
- STEADFAST CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,179,254; sole dispositive power 0; shared dispositive power 7,179,254; aggregate amount beneficially owned 7,179,254 (4.5% of the class)
- American Steadfast, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,606,157; sole dispositive power 0; shared dispositive power 2,606,157; aggregate amount beneficially owned 2,606,157 (1.6% of the class)
- Steadfast International Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 4,573,097; sole dispositive power 0; shared dispositive power 4,573,097; aggregate amount beneficially owned 4,573,097 (2.9% of the class)
- Robert S. Pitts, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 7,179,254; sole dispositive power 0; shared dispositive power 7,179,254; aggregate amount beneficially owned 7,179,254 (4.5% of the class)

## Item 1. Issuer
Name of issuer: ETHZilla Corp
Address of issuer's principal executive offices: 2875 SOUTH OCEAN, SUITE 200, PALM BEACH, Florida, 33480

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").
American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").
Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").
Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").

Mr. Pitts is the controlling principal of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Address of principal business office or, if none, residence:
The business address of each of Mr. Pitts, the Investment Manager and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.

The business address of the Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship:
Each of the Investment Manager and American Steadfast is a limited partnership formed under the laws of the State of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

Mr. Pitts is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of September 30, 2025, the Reporting Persons beneficially owned an aggregate of 7,179,254 shares of the Issuer's Common Stock. Specifically:

(i) The Investment Manager beneficially owned 7,179,254 shares of Common Stock.
(ii) American Steadfast beneficially owned 2,606,157 shares of Common Stock.
(iii) The Offshore Fund beneficially owned 4,573,097 shares of Common Stock.
(iv) Mr. Pitts beneficially owned 7,179,254 shares of Common Stock.
(v) Collectively, the Reporting Persons beneficially owned 7,179,254 shares of Common Stock.
Percent of class:
As of September 30, 2025, the Reporting Persons may be deemed to have beneficially owned 7,179,254 shares of Common Stock or 4.5% of the Issuer's Common Stock outstanding, which percentage was calculated based on 160,176,122 shares of Common Stock outstanding as of September 19, 2025, as per the information reported in the Issuer's Form 8-K/A filed September 25, 2025. Specifically:

(i) The Investment Manager's beneficial ownership of 7,179,254 shares of Common Stock represented 4.5% of the outstanding Common Stock.
(ii) American Steadfast's beneficial ownership of 2,606,157 shares of Common Stock represented 1.6% of the outstanding Common Stock.
(iii) The Offshore Fund's beneficial ownership of 4,573,097 shares of Common Stock represented 2.9% of the outstanding Common Stock.
(iv) Mr. Pitts' beneficial ownership of 7,179,254 shares of Common Stock represented 4.5% of the outstanding Common Stock.
(v) Collectively, the Reporting Persons' beneficial ownership of 7,179,254 shares of Common Stock represented 4.5% of the outstanding Common Stock.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 2,606,157 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 4,573,097 shares of Common Stock beneficially owned by the Offshore Fund.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 2,606,157 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 4,573,097 shares of Common Stock beneficially owned by the Offshore Fund.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibits A and B to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on August 12, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- STEADFAST CAPITAL MANAGEMENT LP: /s/ Sheena Koshy, Sheena Koshy, Chief Operating Officer (11/14/2025)
- American Steadfast, L.P.: /s/ Sheena Koshy, Sheena Koshy, Chief Operating Officer of Steadfast Capital Management LP, Attorney-in-Fact (11/14/2025)
- Steadfast International Master Fund Ltd.: /s/ Sheena Koshy, Sheena Koshy, Director (11/14/2025)
- Robert S. Pitts, Jr.: /s/ Robert S. Pitts, Jr., Robert S. Pitts, Jr. (11/14/2025)